UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.l7f-2]

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1. Investment Company Act File Number:	Date examination completed:
811-22761	October 6, 2022

2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement:
Stone Ridge Trust

4. Address of principal executive office (number, street, city, state, zip code):
510 Madison Avenue, 21st Floor New York, New York 10022

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.

Give this Form to the independent public accountant who, in compliance with Rule l7f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.

Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the companyís securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the commission with Form N-17f-2 as a cover sheet. The commission uses the Form to ensure that the certificate is properly attributed to the investment company. The commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ß 3507. Responses to this collection of information will not be kept confidential.

2

Independent Accountant’s Report

The Board of Trustees of

Stone Ridge Trust

We have examined management’s assertion, included in the accompanying Report of Management on Compliance With Certain Provisions of the Investment Company Act of 1940, that Stone Ridge Diversified Alternatives Fund (the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of July 8, 2022. Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the “specified requirements”). Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants (“AICPA”). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent of the Fund and to meet our other ethical responsibilities, as applicable for examination engagements set forth in the Preface: Applicable to All Members and Part 1 – Members in Public Practice of the Code of Professional Conduct established by the AICPA.

Included among our procedures were the following tests performed as of July 8, 2022 (the examination date we selected without prior notice to management) and with respect to agreement of security purchases and sales, for the period from October 27, 2021 (the date of our last examination), through July 8, 2022:

•	Confirmation of all securities under self-custody

•	Reconciliation of all such securities to the books and records of the Fund and the broker;

•	Agreement of 19 security purchases and 20 security sales under self-custody since the date of our last report from the books and records of the Fund to supporting documentation.

1

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with the specified requirements.

In our opinion, management’s assertion that Stone Ridge Diversified Alternatives Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of July 8, 2022 with respect to securities reflected in the investment account of the Fund, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Stone Ridge Diversified Alternatives Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst and Young LLP

Minneapolis, MN

October 6, 2022

2

Report of Management on Compliance with Certain Provisions of the Investment Company Act of 1940

October 6, 2022

We, as members of management of Stone Ridge Diversified Alternatives Fund (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (“the Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 8, 2022 and from October 27, 2021 through July 8, 2022.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of July 8, 2022 and from October 27, 2021 through July 8, 2022 with respect to securities reflected in the investment account of the Fund.

Stone Ridge Diversified Alternatives Fund

By:

/s/ Ross Stevens
Ross Stevens, President

/s/ Anthony Zuco
Anthony Zuco, Treasurer and Principal Financial Officer